Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

LUNDIN MINING PROVIDES UPDATE ON STATUS
OF CREDIT FACILITY

Toronto, May 28, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining") today announced that it is seeking to extend the waiver period for non-compliance with the tangible net worth covenant of the Company’s credit facility for a period of 30 days. The existing waiver which was granted by the Company’s lenders on February 25, 2009 expires on June 5, 2009.

Since the initial waiver was granted, a number of measures have been undertaken to improve the Company’s financial position, including:

  An equity issuance resulting in net proceeds to the Company of $149.2 million,

  Debt repayment of $55 million, followed by a voluntary reduction in the amount of the credit facility to $225 million, and

  The completion of a copper hedging program, securing a healthy copper price for approximately half of the Company’s copper production over the next twelve months.

The amount of the proposed restructured facility of $225 million represents less than 10% of the Company’s shareholders’ equity.

The additional extension period will ensure that the lenders have adequate time to review the Company’s revised financial model reflecting these developments, as well as allowing adequate time for the finalization of terms and completion of documentation.

Phil Wright, President and CEO commented, "Good progress has been made on the restructuring of the facility and we expect the thirty day extension should be sufficient to bring this to a satisfactory conclusion for both the Company and the lenders."

About Lundin Mining Corporation

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Phil Wright
President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Sophia Shane
Investor Relations North America
+1-604-689-7842

or

Robert Eriksson
Investor Relations Europe
+46 (701)112615

www.lundinmining.com

FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of applicable Canadian securities legislation or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s current Annual Information Form and management discussion and analysis. Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management at the time they are made, including, without limitation, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers are advised not to place undue reliance on forward-looking statements.